SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release announcing the signature of a Memorandum of Understanding between France Telecom and Groupe Canal+ regarding their cable activities.

www.francetelecom.com

Paris, March 18, 2004

Press release

Memorandum of Understanding between France Telecom and Groupe Canal+ regarding their cable activities

•	France Telecom and Groupe Canal+ aim to combine their respective cable activities with a view to enable the acquisition by new shareholders of a controlling interest in the new entity

•	The two Groups create the conditions for a progressive consolidation of the industry

•	France Telecom and Groupe Canal+ intend to act in the interest of their customers, shareholders, employees and partners

France Telecom and Groupe Canal+ announced the signature of a Memorandum of Understanding aiming to combine their cable activities and networks (France Telecom Cable and NC Numericable) with a view to enable the acquisition by new shareholders of a controlling interest in the new entity. France Telecom and Groupe Canal+ would keep a minority interest in the new entity.

The new entity would include the cable activities and networks of France Telecom and Groupe Canal+, with 4.3 million passed homes and 1.7 million active customers (at December 31, 2003).

As major French players in the cable industry, France Telecom Cable and Groupe Canal+ aim to create, through this agreement, the conditions for the necessary consolidation of the cable industry, taking into account the interests of the customers, employees, shareholders and partners of the two companies.

This agreement is in line with France Telecom’s strategy of reducing progressively and in an orderly manner its activities in the cable industry through a concerted approach.

Groupe Canal+ will keep a stake in the equity of the new entity, thus confirming its intention of offering its channels on the different types of distribution platforms.

This Memorandum of Understanding is valid until December 31, 2004. The transaction would only be carried out after consultation of France Telecom Cable and NC Numericable employee representatives, and will be subject to the necessary authorizations and third party rights, in particular local authorities’ rights regarding network infrastructures.

Press contacts Groupe Canal+ Laurence Gallot Tel. 01 71 35 02 22 laurence.gallot@canal-plus.com Jean-Louis Erneux Tel. 01 71 35 01 66 jean-louis.erneux@canal-plus.com	Press contacts France Telecom Tel. 01 44 44 93 93 Nilou du Castel nilou.ducastel@francetelecom.com Patrick Thielemans patrick.thielemans@francetelecom.com

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone: +33 44 44 93 93 Fax: +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 19, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information